Exhibit (a)(11)

i2 TECHNOLOGIES, INC.

MATERIAL INCOME TAX CONSEQUENCES FOR EMPLOYEES RESIDENT IN

AUSTRALIA

The following is a general summary of the income tax consequences under current law of participating in the Offer for those individuals who are tax residents of Australia. The summary is only intended to alert you to some of the material tax consequences you may want to consider in making your decision about the Offer. It does not discuss all of the tax consequences that may be relevant to you in your particular circumstances nor is it intended to apply to all option holders. It particularly does not apply to you if you are a citizen or resident of another country for local law purposes. It also does not address any state, provincial or other local law, any wealth tax, or the treatment of any dividends. In addition, you should note that tax laws change frequently, occasionally on a retroactive basis. You should consult with your tax advisor as to the tax consequences of your particular participation in the Offer.

Exchange of Options for Restricted Stock Units.

The exchange of an option in consideration for the acquisition of the restricted stock units will most likely be deemed a disposition of the surrendered option. The tax treatment of such deemed disposition will depend on whether you made an election to be taxed in the income year of grant of the option. If you made an election to be taxed in the income year of grant of the option, then you will likely be required to recognize a taxable capital gain (or loss) equal to the market value of the exchanged option at the date of its cancellation, less the cost basis of such option. If you did not make an election to be taxed in the income year in which the option was granted, then you will likely be required to recognize income equal to the market value of the restricted stock units you receive in exchange for your cancelled option.

Restricted Stock Units.

The following information on tax consequences of the restricted stock units assumes that the restricted stock units are deemed to be “qualifying rights” granted under an employee share scheme.

You may make an election to be taxed in the income year of grant of the restricted stock units. If you make and election to be taxed on the restricted stock units in the income year of grant, then you must include in your assessable income for that year an amount equal to the market value of the restricted stock units, less the market value of the option exchanged for the units, determined as of the date of the cancellation of the option.

If you do not make an election to be taxed on the restricted stock units in the income year of grant of the units, you must include in assessable income in the year the restricted stock units vest and the underlying shares are issuable to you an amount equal to the market value of those shares on the vesting date.

Sale of Shares.

If you do not make the election to be taxed on the restricted stock units in the income year of grant, the tax consequences of the subsequent sale will depend on the length of time you have held the shares. If the shares are sold within 30 days of vesting, you will not be subject to any further taxation on the sale of the shares. If the shares are sold more than 30 days from the date of vesting, you will be subject to capital gains tax on the difference between the sale price of the shares and the market value of the shares on the date of exercise. If you hold the shares for at least 12 months after vesting, only 50% of the capital gain will be subject to tax.

Withholding and Reporting.

Your employer is not required to report or withhold any income or payroll taxes with respect to any income recognized in connection with the exchange of your options or grant or vesting of the restricted stock units. It is your responsibility to report the income and pay all applicable taxes.

Market Value.

The market value of the option, restricted stock units and shares will be determined under Australian tax law.